LINK TO LIVE PAGE: https://www.franklintempleton.com/strategies/make-crypto-ez

Make Crypto EZ

Franklin Templeton Digital Asset ETPs

We believe that the journey to mass adoption of digital assets could be similar to the proliferation of new technologies in the 1990s and early 2000s. Our suite of digital asset exchange-traded products (ETPs) helps investors tap this new asset class. Key benefits include:

Simplified access

Convenient and cost-effective, lowering the barrier of entry into the crypto market.

Credibility

Offered by Franklin Templeton, a trusted partner to clients for over 75 years, custodied by Coinbase, and registered under the Securities Act of 1933.

Emerging opportunity

Exposure to an emerging asset class still early in its adoption cycle, with the potential for attractive returns for risk-tolerant investors willing to embrace volatility.

The funds are not investment companies registered under the Investment Company Act of 1940 (1940 Act), and therefore are not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. Read end risk disclosures for more information.

Featured funds

1/3

	EZPZ	EZBC	EZET
	Franklin Crypto Index ETF	Franklin Bitcoin ETF	Franklin Ethereum ETF
Total Net Assets (As of [illegible])	$1.97 Million	$448.00 Million	$23.27 Million
Asset Class	Alternatives	Alternatives	Alternatives
Inception Date	02/20/2025	01/11/2024	07/23/2024
Dividend Frequency	No	No	No
NAV (As of [illegible])	$19.66	$45.48	$14.11
	Learn more	Learn more	Learn more

A digital assets pioneer

Throughout our 75+ year history, we have been committed to challenging the status quo in our industry by being forward thinkers and incubating innovations. This has not only allowed us to grow to become one of the largest and trusted asset managers globally, but also to deliver investment solutions today for our clients' tomorrows. Our passion has us future facing, and our dedicated digital assets team are pioneers in the space, committed to pushing the industry forward on behalf of our clients.

Digital Assets Research Hub

Early adopter with broad expertise and technical talent

Our 40+ person team has been active in the digital assets ecosystem since 2018, building blockchain-based technology solutions, developing a range of investment strategies, and running node validators.

Dedicated digital assets research

We leverage fundamental "tokenomics" analysis, insights from our dedicated data science team, and our deep industry connections to help inform product development and investment decisions.

Track record of responsible innovation

We launched the first U.S. registered mutual fund to use blockchain to process transactions and record share ownership.

Recognized industry leader in digital assets

Franklin Templeton's CEO Jenny Johnson was named in CoinDesk's Most Influential list for her exceptional impact on the world of crypto in 2023.

Prospectus and resources

Franklin Bitcoin ETF prospectus

Investors should read the prospectus carefully before they invest or send money.

Download

Franklin Crypto Index ETF prospectus

Investors should read the prospectus carefully before they invest or send money.

Download

Franklin Ethereum ETF prospectus

Investors should read the prospectus carefully before they invest or send money.

Download

EZBC flyer

A closer look at Franklin Bitcoin ETF.

Download

EZPZ flyer

A closer look at Franklin Crypto Index ETF.

Download

EZET flyer

A closer look at Franklin Ethereum ETF.

Download

Crypto glossary

A summary of the key terms within the digital assets space.

Download

What Are the Risks?

All investments involve risks, including possible loss of principal. *Before you invest, for more complete information about the Funds, you should carefully read each Fund's* prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Competitive pressures may negatively affect the ability of the Funds to garner substantial assets and achieve commercial success.

Each Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell Digital Assets at times when its price is high, or acquire Digital Assets at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from Digital Assets price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of Digital Assets may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

EZBC

This not a direct investment in bitcoin, but rather, an exchange-traded product that invests in bitcoin.

The Fund holds only bitcoin and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. **An investment in the Fund is not intended as a complete investment plan.**

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the bitcoin held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of bitcoins, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained, or rapid declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of bitcoin. Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider bitcoin market, the value of bitcoin and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the US. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of bitcoin or the Shares, such as by banning, restricting, or imposing onerous conditions or prohibitions on the use of bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying bitcoin, the operation of the Bitcoin network, or the digital asset markets generally.

The Index price used to calculate the value of the Fund's bitcoin has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" could adversely affect the value of the Shares. Shareholders should not expect to receive the benefits of any forks or "airdrops."

The amount of bitcoin represented by each Share will decrease over the life of the Fund due to the sales of bitcoin necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the Shares will also decline, and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

EZET

This is not a direct investment in ether, but rather, an exchange-traded product that invests in ether.

The Fund holds only ether and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. *An investment in the Fund is not intended as a complete investment plan.*

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the ether held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of ether, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of ether, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of ether. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider ether market, the value of ether and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the US. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of ether or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of ether, validation activity, digital wallets, the provision of services related to trading and custodying ether, the operation of the Ethereum network, or the digital asset markets generally.

The Index price used to calculate the value of the Fund's ether has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" in the Ethereum blockchain could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than ether and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.

The amount of ether represented by each Share will decrease over the life of the Fund due to the sales of ether necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of ether sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Ether Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. The Fund will not stake the ether it holds, so **an investment in the Fund's shares will not realize the economic benefits of staking.**